

10031543

AB 6/17

UNITE
SECURITIESANDEX
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ballew Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD CPA's + Advisors

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/17

Ballew Investments, Inc.

Accountants' Report and Financial Statements

December 31, 2009 and 2008

Ballew Investments, Inc.

December 31, 2009 and 2008

Contents

BKD LLP
CPAs & Advisors

The Pinnacle at Jackson Place
190 E. Capitol Street, Suite 500
Jackson, MS 39201-2190
601.948.6700 Fax 601.948.6000 www.bkd.com

Independent Accountants' Report on Financial Statements and Supplementary Information

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Ballew Investments, Inc. (a wholly-owned subsidiary of Security Ballew, Inc.) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballew Investments, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Jackson, Mississippi
February 4, 2010

Ballew Investments, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 66,218	$ 42,318
Deposit with clearing broker	25,000	25,000
Due from affiliate	-	6,116
Commissions receivable	14	341
	$ 91,232	$ 73,775
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 5,952	$ 3,760
Due to affiliate	11,024	-
	16,976	3,760
Stockholder's Equity		
Common Stock, $.01 par value:		
Authorized - 1,000,000 shares		
Issued and outstanding - 10,000 shares	100	100
Additional paid-in capital	59,900	59,900
Retained earnings	14,256	10,015
	74,256	70,015
	$ 91,232	$ 73,775

Ballew Investments, Inc.

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commission and fee income	$ 653,515	$ 679,311
Interest income	489	1,085
	654,004	680,396
Expenses		
Commissions	23,174	31,956
General and administrative	281,569	342,871
	304,743	374,827
Income From Operations	349,261	305,569
Other Income	4	432
Income Before Income Taxes	349,265	306,001
Income Tax Expense	130,024	112,222
Net Income	$ 219,241	$ 193,779

Ballew Investments, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2008	$ 100	$ 59,900	$ (18,764)	$ 41,236
Net income - 2008	-	-	193,779	193,779
Dividends paid - 2008	-	-	(165,000)	(165,000)
Balance at December 31, 2008	100	59,900	10,015	70,015
Net income - 2009	-	-	219,241	219,241
Dividends paid - 2009	-	-	(215,000)	(215,000)
Balance at December 31, 2009	$ 100	$ 59,900	$ 14,256	$ 74,256

See Notes to Financial Statements

Ballew Investments, Inc.

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Operating Activities		
Net income	$ 219,241	$ 193,779
Changes in		
Due from affiliate	6,116	(6,116)
Commissions receivable	327	(333)
Accounts payable and accrued expenses	2,192	233
Due to affiliate	11,024	(73,120)
Net cash provided by operating activities	238,900	114,443
Financing Activities		
Dividends paid	(215,000)	(165,000)
Net cash used in financing activities	(215,000)	(165,000)
Increase (Decrease) in Cash	23,900	(50,557)
Cash, Beginning of Year	42,318	92,875
Cash, End of Year	$ 66,218	$ 42,318

Supplemental Cash Flows Information		
Income taxes paid	$ 119,000	$ 183,120

See Notes to Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance and annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United States, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Recognition of Commission and Fee Income

Commission income on variable life insurance and annuity products is recognized as revenues when due from the policy issuer. Commission income on securities transactions is recognized on the trade date.

Subordinated Borrowings

The Company had no borrowings under subordination agreements at December 31, 2009 or 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account.

Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2009, the Company's interest-bearing cash account does not exceed the federally insured limits.

Subsequent Events

Subsequent events have been evaluated through February 4, 2010, which is the date the financial statements were available to be issued.

Note 2: Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009 and 2008, the Company's aggregate indebtedness to net capital was 0.229 to 1 and 0.059 to 1, respectively.

The net capital requirement at December 31, 2009 and 2008, follows:

	2009	2008
Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
Net capital computed using regulatory agency requirements	$ 74,256	$ 63,900
Excess net capital	$ 69,256	$ 58,900

Note 3: Income Taxes

The Company, for income tax purposes, is included in the consolidated tax return of its affiliated group. For financial statement purposes, the Company computes its income tax by applying the statutory rate to its pretax income reported in the financial statements (separate return method).

The parent company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2006.

The provision for income taxes, which, at December 31, 2009, was recorded as a payable to the affiliate, consists of the following:

	2009	2008
Federal	$ 112,711	$ 96,682
State	17,313	15,540
	$ 130,024	$ 112,222

Note 4: Related-party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Management and certain administrative services were provided by Security Ballew's officers and employees, and the costs of certain employee benefits and office space were also absorbed by Security Ballew. Security Ballew allocates and Ballew Investments, Inc. records these expenses in amounts determined according to a reasonable allocation, applied on a consistent basis. For the years ended December 31, 2009 and 2008, these costs, totaling $158,400 and $214,099, respectively, were charged to the Company based on this allocation method.

The Company has an intercompany payable of $11,024 and an intercompany receivable of $6,116 relating to income taxes and management fees as of December 31, 2009 and 2008, respectively. Related-party accounts are settled regularly.

The amount of dividends is determined by management of Security Ballew, who has the ability to affect the results of operations of the Company. Consequently, the results of the Company's operations may not necessarily be indicative of its operations as a stand-alone company.

Ballew Investments, Inc.
Schedule I – Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2009 and 2008

	2009	2008
Net Capital		
Total stockholder's equity from statements of financial condition	$ 74,256	$ 70,015
Deduction for nonallowable assets		
Nonallowable	-	(6,115)
Net capital	$ 74,256	$ 63,900
Aggregate Indebtedness		
Total aggregate indebtedness from statements of financial condition	$ 16,976	$ 3,760
Computation of Basic Net Capital Requirement		
Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
Excess Net Capital	$ 69,256	$ 58,900
Ratio: Aggregate Indebtedness to Net Capital	0.229 to 1	0.059 to 1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2009. Therefore, no reconciliation of the two computations is deemed necessary.

Ballew Investments, Inc.

Schedule II – Computation for the Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

Years Ended December 31, 2009 and 2008

Exemption Under Section (k)(2)(ii) Has Been Claimed

The Company is not required to file the above schedules, as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.

BKD LLP
CPAs & Advisors

The Pinnacle at Jackson Place
190 E. Capitol Street, Suite 500
Jackson, MS 39201-2190
601.948.6700 Fax 601.948.6000 www.bkd.com

Independent Accountants' Report on Internal Accounting Required by SEC Rule 17a-5

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements of Ballew Investments, Inc. (the Company) as of and for the years ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other then these specified parties.

BKD, LLP

Jackson, Mississippi
February 4, 2010

Ballew Investments, Inc.

Independent Accountants' Report on Applying Agreed-upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

January 22, 2010

Ballew Investments, Inc.

January 22, 2010

Contents

BKD LLP
CPAs & Advisors

The Pinnacle at Jackson Place
190 E. Capitol Street, Suite 500
Jackson, MS 39201-2190
601.948.6700 Fax 601.948.6000 www.bkd.com

Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Ballew Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating Ballew Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Ballew Investments, Inc.'s management is responsible for Ballew Investment, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger, noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 through March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences;
3. Noted no adjustments to be reported in Form SIPC-7T;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the listing of assessment payments, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Jackson, Mississippi
January 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045660 FINRA DEC
Ballew Investments, Inc. 13*13
P.O. Box 14888
Jackson, MS 39236-4888

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,263

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (663)
$150 1/8/09, $70 7/23/09, $443 12/22/09
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 600

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 600

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 600

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ballew Investments, Inc.
(Name of Corporation, Partnership or other organization)

Patrick W. McNulty
(Authorized Signature)

C.O.O.
(Title)

Dated the 22 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 505,197

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 505,197

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 0

Enter the greater of line (i) or (ii) — 0

Total deductions — 0

2d. SIPC Net Operating Revenues — $ 505 197

2e. General Assessment @ .0025 — $ 1,263

(to page 1 but not less than $150 minimum)